East West Markets, LLC

Statement of Financial Condition
and
Report of Independent Registered Public Accounting Firm

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67858

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___EAST WEST MARKETS, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
___5001 SPRING VALLEY ROAD, SUITE 825 W___
                                   (No. and Street)

___Dallas___	___TX___	___75244___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Phyllis Chin___	___212-751-4422___	___Phyllis.chin@ewmarkets.com___
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
___Baker Tilly US, LLP___
                        (Name – if individual, state last, first, and middle name)

___14555 DALLAS PARKWAY, SUITE 300___	___DALLAS___	___TX___	___75254___
(Address)	(City)	(State)	(Zip Code)

___10/22/2003___	___23___
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Hough _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EAST WEST MARKETS, LLC _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

East West Markets, LLC
Index
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
East West Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of East West Markets, LLC (the Company), as of December 31, 2025, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

Dallas, Texas
February 18, 2026

We have served as the Company's auditor since 2022.

East West Markets, LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$	10,035,724
Deposits with clearing organization		192,300
Accounts receivable		200,000
Other assets		10,469
Total Assets	$	10,438,493

Liabilities and Member's Equity

Liabilities

Due to affiliates	$	320,138
Accounts payable and accrued expenses		36,541
Total Liabilities		356,679
Member's Equity		10,081,814
Total Liabilities and Member's Equity	$	10,438,493

The accompanying notes are an integral part of the financial statement.

East West Markets, LLC
Notes to the Financial Statement
December 31, 2025

1. Nature of the Business

East West Markets, LLC (the "Company") is a wholly owned subsidiary of East West Bancorp, Inc. (the "Parent"). The Company is a non public broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As an introducing broker-dealer, the Company does not hold customer funds or securities.

The Company is engaged as a securities broker-dealer dealing in financial advisory services, institutional securities private placements, and merger, acquisitions and divestiture transactions. The Company also acts on a riskless principal basis in securities transactions that are cleared through a non affiliated broker dealer on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2. Summary of Significant Accounting Policies

Basis of accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash
Cash includes demand deposits held with a financial institution.

Uses of Estimates
The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The allocation of operating expenses from the parent company is a significant estimate. Actual results could differ from those estimates.

Other Assets
Other assets represent fees paid in advance to regulatory bodies or service providers, most of which relates to FINRA membership renewal, and fees to vendors for compliance software and services.

Accounts Receivable
The Company's accounts receivable at January 1, 2025, was $89,060 from one customer and $200,000 at December 31, 2025, from one customer.

Credit Losses

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the guidance, the Company has the ability to determine there are no expected credit losses in certain circumstances.

An allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including receivables recognized under ASC 606. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company had no allowance for credit losses for trade receivables at January 1, 2025, or December 31, 2025.

Income Taxes

The Company is a single member Limited Liability Company. As such, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member(s) for federal and state income tax purposes. Accordingly, the Company has not provisioned for federal or state income taxes.

At December 31, 2025, management had determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2020.

Income taxes are accounted for in accordance with ASC 740, Accounting for Income Taxes. The Company has elected not to allocate a portion of the consolidated amount of current and deferred tax expense from the Parent to the Company.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services within investment banking. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. For single reportable segment-level financial information including total assets and net capital, see the statement of financial condition and Note 6.

3. Deposits with Clearing Organization

The clearing and depository operations for the Company's riskless principal transactions are provided by one clearing broker. Deposits with clearing organization includes a cash deposit of $200,000, and the net amount payable to the clearing organization for expenses. The availability of these funds to the Company is governed by the agreements with the clearing organization and may vary depending on agreement requirements. In the event of the clearing broker's insolvency, recovery of assets may be limited.

4. Related-Party Transactions

Pursuant to an expense sharing agreement (the "ESA"), the Company receives shared services from the affiliate. The Company shares office facilities, employees, and personnel costs with its affiliate. The Company and its affiliate also share other expenses. The affiliate allocates costs to the Company that are clearly applicable to the operations of the Company. A reasonable allocation method is used to allocate common expenses, based on the square footage space utilized, work percentage performed, headcount, or those costs not clearly applicable to any one legal entity.

As of December 31, 2025, the Company had an outstanding balance of $275,878, which is included as due to affiliates in the statement of financial condition. In addition to that, due to affiliates includes monies payable to the Parent in the amount of $44,260 for expenses paid on behalf of the Company.

5. Risks, Concentrations and Uncertainties

Credit Risk
As of December 31, 2025, the Company maintained its cash balance with a financial institution. The cash balance in excess of the Federal Deposit Insurance Corporation insurance limits amounted to $9,785,724. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.667% of aggregate indebtedness. At December 31, 2025, net capital of $9,871,345, exceeded the required net capital minimum of $100,000 by $9,771,345. Aggregate indebtedness at December 31, 2025, totaled $356,679. The ratio of aggregate indebtedness to net capital was 0.04 to 1.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii).

The Company limits its other business activities to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 which are: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and (2) participating in distributions of securities (other than firm commitment underwritings).

8. Commitments and Contingencies

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2025. The Company does not have any guarantees or other commitments as of December 31, 2025.